

**To the Holders of:**
Structured Asset Trust Unit Repackagings (Saturns)
Bank of America Debenture-Backed
Series 2001-6
CUSIP NO. 80409R109

Distribution Date January 3, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

| Beginning Principal Amount | Principal Payment | Ending Principal Amount | Fixed Rate | Day Count | Fixed Interest Amount Due | Aggregate Interest Due and Unpaid | Total Distribution |
|---|---|---|---|---|---|---|---|
| $63,370,000.00 | $0.00 | $63,370,000.00 | 7.25000% | 90/360 | $1,148,581.25 | $0.00 | $1,148,581.25 |

| **Additional Information** | |
|---|---|
| Swap Counterparty Payment Amount to Trustee | $0.00 |
| Trustee Payment to Swap Counterparty | $1,190,822.25 |
| Trustee Fees | $1,875.00 |
| Expense Account Deposit | $2,047.75 |

| **Underlying Security** | Bank of America Cap A 8.07% Preferred Cap Securities |
|---|---|
| Payment Dates | June/December or NBD |
| Cusip | 06605HAA6 |
| Current Principal Balance | $58,075,000.00 |
| Annual Coupon Rate (Fixed) | 8.07000% |
| Interest Payment Received | $2,343,326.25 |

| | Original Ratings | | Current Ratings | | | |
|---|---|---|---|---|---|---|
| CUSIP | Moody's | S & P | Moody's | | S & P | Date |
| 80409R109 | "aa2" | A- | Ba1 | 22-Sep-11 | BB+ | 23-Dec-11 |
| Underlying Security | "aa2" | A- | Ba1 | 21-Sep-11 | BB+ | 15-Dec-11 |

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.